Exhibit 23.2








CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We consent to the use in this Post-Effective Amendment No. 2 to Registration Statement No. 333-113435 of Energy Conversion Devices, Inc. on Form S-1 of our report dated October 21, 2003 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the Company's change in method of accounting for goodwill and other intangible assets in fiscal year 2003, and (ii) substantial doubt about the Company's ability to continue as a going concern), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading "Experts" in such Prospectus.

Deloitte & Touche LLP
/s/ Deloitte & Touche LLP
Detroit, Michigan


October 1, 2004